
Mail Stop 3561

December 16, 2015

Mr. Gregory S. Levin
Chief Financial Officer
BJs Restaurants, Inc.
7755 Center Avenue
Suite 300
Huntington Beach, CA 92647

> **Re: BJs Restaurants, Inc.**
> **Form 10-K for the Year Ended December 29, 2015**
> **Filed February 23, 2016**
> **Form 8-K furnished on October 19, 2016**
> **File No. 000-21423**

Dear Mr. Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 29, 2015

Consolidated Statements of Income, page F-3

1. We note your disclosure of your supply costs with Jamcar Companies, which is a related party. Please revise your consolidated statements of income to separately disclose cost of sales and occupancy and operating costs from related parties pursuant to Rule 4-08(k) of Regulation S-X.

Form 8-K furnished on October 19, 2016

2. We note your presentation of Restaurant Level Operating Margin, which excludes general and administrative expenses and restaurant opening costs. Please revise future filings to provide a substantive and concise discussion of how Restaurant Level

Operating Margin is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure should explain which costs are not included in the measure and why. Additionally, please explain why you consider revenue to be the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(A), such as income from operations. In your response, please provide us with proposed revisions to your current disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure